December 18, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (832) 636-3214

Robert K. Reeves
Senior Vice President, General Counsel and Chief Administrative Officer
Anadarko Petroleum Corporation
P.0. Box 1330
Houston, Texas 77521-1330

> **Re:** **Anadarko Petroleum Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2007**
> **File No. 001-08968**

Dear Mr. Reeves:

We have reviewed your response letter dated October 5, 2007, and have the following comments. Please respond to our comments by January 2, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 22

1. In response to prior comments 6 and 8, you note that "it is not always appropriate to provide an overly detailed, subjective analysis by the Compensation Committee for compensation decisions referencing named executive officers whose compensation is set at levels below targeted levels due to the potential chilling effect such disclosure could have on frank and open communications between members of our Compensation Committee in assessing individual performance." Given your response, it is unclear whether you intend to fully address prior comments 6 and 8 in future filings. We therefore reissue the comments.

<u>Bonuses, page 26</u>

2.   We note your response to prior comment 11 and reissue the comment. Please
     provide us with detailed analysis explaining the basis for believing that the
     disclosure of the targets would result in competitive harm.

     Please contact me at (202) 551-3687 with any questions.

                              Sincerely,

                              Carmen Moncada-Terry
                              Attorney Advisor